UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Torre Mapfre

243 Paseo de la Reforma Avenue, 18th Floor

Colonia Renacimiento, Alcaldía Cuauhtémoc

Mexico City, 06600

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SUMMARY OF THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS AT THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF VISTA ENERGY, S.A.B. DE C.V., HELD ON MARCH 3RD, 2025.

In Mexico City, United Mexican States, (“Mexico”), at 10:00 a.m. on March 3rd, 2025, the shareholders of Vista Energy, S.A.B. de C.V. (the “Company”), gathered at the meeting room located at Torre Virreyes, Pedregal No. 24, Floor 24, Colonia Molino del Rey, Zip Code 11040, Miguel Hidalgo, in order to hold the ordinary general shareholders’ meeting (the “Ordinary General Meeting”), to which they were duly and previously called by means of the notice published on January 21st, 2025, through the web page of the Bolsa Mexicana de Valores, S.A.B. de C.V., and in the Electronic System of Publications of Commercial Companies (Sistema Electrónico de Publicaciones de Sociedades Mercantiles) of the Ministry of Economy (Secretaría de Economía).

The teller (escrutador), after reviewing the deposit certificates (constancias de depósito) and other documents exhibited by the attendees to evidence their legal capacity, certified that with respect to the Ordinary General Meeting, 57,958,956 shares of the 95,862,339 outstanding shares with voting rights (i.e., 60.46%) of the Company’s capital stock were represented, a percentage sufficient to hold the Ordinary General Meeting, in accordance with Article Twenty-Third of the Company´s bylaws in force. Therefore, the Ordinary General Meeting was declared as legally convened.

With respect to each of the items of the Agenda addressed and discussed in the Ordinary General Meeting, below are (i) the resolutions adopted in this respect by the shareholders represented at the Ordinary General Meeting, as well as (ii) the vote tally of the shares represented at such Ordinary General Meeting.

FIRST ITEM OF THE AGENDA

Proposal, discussion, and, if applicable, approval for the Company to carry out, directly or indirectly, one or more acquisitions of exploration and/or exploitation rights, interests in concessions, licenses, and agreements for the development of unconventional hydrocarbon reserves and resources and/or any other asset related to the development of unconventional hydrocarbon reserves and resources located in basins where the Company operates, including the acquisition and/or participation in entities holding such assets (any of these, a “Potential Acquisition”), whose total amount represents more than 20% of the value of the Company’s consolidated assets (based on figures as of the end of the last quarter reported at the time of executing the first of such Possible Acquisitions or of executing the Potential Acquisition, if only one is executed), in the understanding that if the Potential Acquisition (or Potential Acquisitions, as a whole) represents an equal or lower percentage, it (or they) will not be subject to the present approval; and it is further understood that the total amount of the Potential Acquisition or Potential Acquisitions may not

exceed, in the aggregate and within a period of 12 months from the date of the Ordinary General Meeting, 50% of the value of the consolidated assets of the Company (based on figures as of the end of the last quarter reported at the time of executing the first of such Potential Acquisition or of executing the Potential Acquisition, if only one is executed); associated resolutions.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the first item of the Agenda:

1.- “It is hereby approved that the Company may carry out, directly or indirectly, one or more acquisitions of exploration and/or exploitation rights, interests in concessions, licenses, and agreements for the development of unconventional hydrocarbon reserves and resources and/or any other asset related to the development of unconventional hydrocarbon reserves and resources located in basins where the Company operates, including the acquisition and/or participation in entities holding such assets (any of these, a “Potential Acquisition”), provided that the total amount of any of these represents more than 20% of the value of the Company’s consolidated assets (based on figures as of the end of the last quarter reported at the time of executing the first of such Possible Acquisitions or of executing the Potential Acquisition, if only one is executed), in the understanding that if the Potential Acquisition (or Potential Acquisitions, as a whole) represents an equal or lower percentage, it (or they) will not be subject to the present approval; and it is further understood that the total amount of the Potential Acquisition or Potential Acquisitions may not exceed, in the aggregate and within a period of 12 months from the date of this Ordinary General Meeting, 50% of the value of the consolidated assets of the Company (based on figures as of the end of the last quarter reported at the time of executing the first of such Potential Acquisition or of executing the Potential Acquisition, if only one is executed).”

2.-“In relation to the above point, it is hereby approved to delegate to the Board of Directors of the Company the authority to determine all the final terms, conditions, and characteristics to which the Potential Acquisition, or Potential Acquisitions, will be subject, which must adhere to the usual market terms for operations of this type. The Board of Directors may, for this purpose, designate and grant the necessary powers to the persons it deems appropriate, so that in the name and on behalf of the Company, they carry out all acts, whether factual or legal, related to the Potential Acquisition, or Potential Acquisitions, including, without limitation, entering into and signing any agreement, contract, document, instrument, certificate, titles, letters, memorandums, certifications derived from or related to the Potential Acquisition, or Potential Acquisitions.”

3.- “All contracts, agreements, titles, bids, letters, memorandums, certifications, and other documents entered into, signed, or issued by the Company in relation to the Potential Acquisition, or Potential Acquisitions, approved in accordance with the first resolution are hereby ratified in their terms.”

With respect to the first item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 57,958,956 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 46,200,989 shares, (ii) dissenting vote of 9,382,440 shares, and (iii) abstention of 2,375,527 shares.

SECOND ITEM OF THE AGENDA

Proposal, discussion, and, if applicable, approval for the Company to incur any type of financing debt to pay in full or in part for the Potential Acquisition or Potential Acquisitions; associated resolutions.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the second item of the Agenda:

1.-“It is approved that the Company and/or any of its direct and indirect subsidiaries, regardless of their place of incorporation, enter into one or more credit agreements, with or without security (which may be real, personal, or of any other type permitted by applicable law) whose main purpose is the total or partial payment of the Potential Acquisition, or Potential Acquisitions, approved in accordance with the first item of the agenda of this Meeting, the payment of expenses and costs associated with the Potential Acquisition, or Potential Acquisitions, and to finance working capital and other general corporate purposes; as well as to delegate to the Board of Directors the authority to determine all the terms, conditions, and other characteristics to which the financing(s) will be subject. The Board of Directors may, for this purpose: (i) designate the special attorneys-in-fact necessary for the negotiation and signing of credit agreements, promissory notes, fee letters, documents evidencing the creation of any type of security (real, personal, or of any other type permitted by applicable law), including without limitation pledges, mortgages, security agreements, guarantees, joint obligations, guarantees, endorsements, as well as any trust agreement, governed by the law of any jurisdiction, including, without limitation, guarantee trust agreements where the Company and/or any of its direct and indirect subsidiaries, regardless of their place of incorporation, acts as trustor and/or trustee, under which the Company and/or any of its subsidiaries, encumber assets as security and/or transfer the ownership of any asset, right, or asset to the trust estate of such guarantee trust agreements; (ii) hire a process agent with domicile in the United States of America, if necessary, approving for this purpose the granting of a special irrevocable power of attorney with litigation and collection faculties, in terms of the first paragraph of Article 2,554 of the Civil Code for the Federal District and its correlatives and concordant articles in the Federal Civil Code and in the Civil Codes of the other Federal Entities of the United Mexican States but with all general faculties and as broad as required by law, to be exercised in any jurisdiction by any of its attorneys-in-fact who have the necessary faculties for this purpose, and so that, in the name and on behalf of the Company and/or any of its direct and indirect subsidiaries, regardless of their place of incorporation, act as process agent, as well as to receive all kinds of notifications, notices, summons, resolutions, judgments, or communications of any nature in relation to any lawsuit, action, proceeding, or trial, including, without limitation, judicial, administrative, or arbitration proceedings, brought before any court in the United States of America; and (iii) enter into or sign any other agreement, contract, title, document, instrument, certificate, notification, notice, requirement, endorsement, or request of any nature, amendments, supplements, additions, modifying agreements, restatements, or terminations that are necessary or convenient.”

With respect to the second item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 57,958,956 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 46,183,353 shares, (ii) dissenting vote of 9,403,782 shares, and (iii) abstention of 2,371,821 shares.

THIRD ITEM OF THE AGENDA

Proposal, discussion and, if applicable, approval to carry out one or several increases of the variable portion of the capital stock of the Company and the consequent issuance of Series A shares (which may be represented by ADSs) to pay in whole or in part the Potential Acquisition or Potential Acquisitions, as well as the delegation to the Board of Directors of the Company the ability to determine the terms of the issuance and subscription of the respective Series A shares for such purposes, in the understanding that the preferential subscription right will be excluded in connection with the issuance of such Series A shares and that the issuance of such Series A shares, as a whole, may not exceed the number of shares representing 15% of the Series A shares representative of the capital stock outstanding of the Company before carrying out the first capital increase (or the capital increase, in case only one capital increase is carried out) to pay the first of the Potential Acquisitions (or the Potential Acquisition, if only one is executed).

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the third item of the Agenda:

1.-“It is approved that the Company carry out one or several increases of the variable portion of the capital stock of the Company and the consequent issuance of Series A shares (which may be represented by ADSs) to pay in whole or in part any Potential Acquisition, as well as the delegation to the Board of Directors of the Company the ability to determine the terms of the issuance and subscription of the respective Series A shares for such purposes, as well as to define the payment method of any Potential Acquisition, whether in cash, shares or any other means; in the understanding that the preferential subscription right will be excluded in connection with the issuance of such Series A shares and that the issuance of such Series A shares may not exceed, with respect to each capital increase, the number of shares representing 15% of the Series A shares representative of the capital stock outstanding of the Company at the time of each capital increase.”

2.-“With respect to the increase or increases of the variable portion of the capital stock of the Company, it is approved that any Series A shares held in the Company’s treasury account can be used and put into circulation, including without limitation those Series A shares held in the treasury account that were intended to be used to cover the exercise by the holders of the warrants identified with ticker symbol “VTW408A-EC001” issued by the Company, which were already exercised and cancelled in their entirety.”

With respect to the third item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 57,958,956 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 48,851,743 shares, (ii) dissenting vote of 9,029,785 shares, and (iii) abstention of 77,428 shares.

FOURTH ITEM OF THE AGENDA

Appointment of delegates to comply with and, as appropriate, formalize the resolutions adopted at the Ordinary General Meeting; associated resolutions.

Below is an excerpt of the resolution adopted at the Ordinary General Meeting in connection with the fourth item of the Agenda:

“In this act, Messrs. Elizabeth Gómez Saldaña, Javier Sebastián Rodríguez Galli, Carlos Zamarrón Ontiveros, Crisanto Jesús Sánchez Carrillo, Alejandro González Cruz, Luis Ernesto Garrido Solís, Sofía Sandoval Márquez, Valentina Márquez Miranda, José Fernando del Toro Ocampo, Melissa Pedraza Miranda and Edgar Castañeda Sepúlveda are appointed to jointly or separately, by themselves or through the person they designate, if necessary, appear before the notary public of their choice to request and grant the total or partial notarization of this act, as well as to issue the simple or certified copies, either in their entirety or in what is appropriate, that of this act are requested, write and sign the notices, publications, requests and writings that must be given in accordance with the applicable legal provisions and carry out the necessary steps related to the matters approved in this Ordinary General Meeting.”

With respect to the fourth item of the Agenda, the shareholders’ representatives announced the proxy vote with respect to the 57,958,956 shares present and represented at the Ordinary General Meeting, and the vote tally resulted as follows: (i) affirmative vote of 48,908,577 shares, (ii) dissenting vote of 8,976,829 shares, and (iii) abstention of 73,550 shares.

*   *   *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2025

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer